Diavik Diamond Mines (2012) Inc. P.O. Box 2498 Suite 300, 5201-50th Avenue Yellowknife, NT X1A 2P8 Canada T (867) 669 6500 F 1-866-313-2754

CONSENT OF QUALIFIED PERSON

March 25, 2015

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities (Prince Edward Island)
Northwest Territories Securities Office
Nunavut Securities Office
Office of the Superintendent of Securities (Yukon Territory)

Dear Sirs/Mesdames:

I, Calvin G. Yip, P.Eng., am an author of the technical report entitled “Diavik Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of March 18, 2015 (the “Technical Report”) prepared for Dominion Diamond Corporation (the “Company”).

The Technical Report supports the press release of the Company dated March 6, 2015 entitled “Dominion Diamond Corporation Issues Updated Reserves and Resources Statement for the Diavik Diamond Mine” (the “Disclosure Document”). I hereby consent to the public filing of the Technical Report, and to the use of extracts from, or a summary of, the Technical Report in the Disclosure Document.

I confirm that I have read the Disclosure Document and that the Disclosure Document fairly and accurately represents the information contained in the sections of the Technical Report for which I am responsible.

Yours truly,

“Signed and Sealed”

Calvin G. Yip, P.Eng.

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